Exhibit 1

Perion Announces Standard & Poor’s Maalot Reaffirms its Credit Rating

Tel Aviv – February 8, 2016 – Perion Network Ltd. (NASDAQ: PERI) today announced that Standard & Poor’s Maalot Ratings Services (“S&P”) has maintained Perion’s corporate credit rating of ilA-. On December 3, 2015, Perion’s rating had been placed on credit watch following Perion’s acquisition of Undertone. Today, S&P has reaffirmed the rating with a stable outlook and has removed Perion from credit watch.

Mr. Yacov Kaufman, Perion's Chief Financial Officer, commented, “We are very pleased that not only was our rating of ilA- maintained, but our allowable debt to EBITDA ratio was raised to 3:1 from 1.5:1. We believe this report provides additional confirmation that the Undertone acquisition strengthens Perion as a company.”

An English version of the rating report and notification is available in the Investors section of Perion's website at www.perion.com/ir-events/.

About Perion Network Ltd.

Perion is a global advertising technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. Our leading engagement and monetization suite, Codefuel, assists content publishers to create new revenue streams and helps advertisers hit targeted audiences. Our mobile marketing unit, Growmobile, enables app marketers to advertise across the industry's top-performing traffic sources, increase user spend, reduce churn and improve retention through CRM engagement campaigns. Perion's most recent addition, Undertone, is the leader in high-quality, cross-screen digital brand advertising at scale. Undertone's high-impact advertising formats enable brands to stand out online and engage users with stunning creative experiences on top mobile and desktop properties. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Stephanie Mazer
Perion Investor Relations
+972-73-398-1000
investors@perion.com

Source: Perion Network Ltd.